                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         COMMISSION FILE NUMBER: 0-27522

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)   [X] Form 10-K     [ ] Form 11-K    [ ] Form 20-F
              [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2001

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended:
                                 -----------------------------------------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:            Prestige Bancorp, Inc.
                           -------------------------------------------

Former Name if Applicable:
                           -------------------------------------------

Address of Principal Executive Office (Street and Number): 710 Old Clairton Road
                                                           ---------------------

City, State and Zip Code:     Pleasant Hills, Pennsylvania  15236
                           -------------------------------------------

                       PART II -- RULES 12B-25(b) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [Not Applicable]


                               PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach extra sheet if needed).

         The registrant's report on Form 10-K could not be filed on its regular due date of April 1, 2002 without unreasonable effort and expense. The extension request was due to a workload created by simultaneous responsibilities to assist in the appropriate governmental applications for the approval of its announced merger plans with Northwest Bancorp, Inc. and the preparation of the applicable proxy material concerning such proposed merger for presentation to the shareholders of the Company.

                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         Mark R. Schoen                      412               655-1190
--------------------------------------------------------------------------------
         (Name)                          (Area Code)       (Telephone Number)

         James M. Hein                       412               655-1190
--------------------------------------------------------------------------------
         (Name)                          (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).

                  [ X ] Yes                 [  ]     No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [ X ]    Yes      [   ]   No

If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
[See attached sheet]

                                            Prestige Bancorp, Inc.
                                   --------------------------------------------
                                   (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:                                       By:  /s/ MARK R. SCHOEN
                                                -------------------------------
                                                     Mark R. Schoen
                                                 Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

                                Part IV, Item (3)


Explanation of anticipated change in results of operation.

The Company has experienced a significant change in the results of operations from the corresponding period for the last fiscal year. Net income for the period ended December 31, 2001 was $33,000 or $.03 per diluted shared as compared to a net loss of $3.0 million or $(3.01) per diluted share for the period ended December 31, 2000. A press release detailing certain financial information for the periods ended December 31, 2001 and December 31, 2000 was released on March 19, 2002.